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================================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 6)*
                                             -

                        Mendocino Brewing Company, Inc.
          -----------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
              --------------------------------------------------
                        (Title of Class of Securities)


                                   586579104
              --------------------------------------------------
                                (CUSIP Number)

                                Paul J. Tauber
                      Coblentz, Patch, Duffy & Bass, LLP
                         222 Kearny Street, 7th Floor
                        San Francisco, California 94108
                                 415/391-4800
 -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 30, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     United Breweries of America, Inc. ("UBA")
     68-0393017
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                        (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4    OO
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
5    N.A.                                                                    [_]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6    Delaware
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
                    7
   NUMBER OF             3,672,670 shares of common stock, except that Dr. Vijay
                         Mallya ("Mallya") may be deemed to have shared power to
                         vote these shares because UBA is owned by a foreign
                         corporation, the shares of which are controlled by
     SHARES              fiduciaries who may exercise discretion in favor of
                         Mallya amongst others.  The 3,672,670 shares include
                         601,486 shares that are issuable upon the conversion of
                         the principal amount, together with accrued but unpaid
                         interest, of the convertibles notes issued to UBA.
  BENEFICIALLY           Additional convertible notes may be issued in favor of
                         UBA which, if issued, would be convertible into up to
                         an additional 222,370 shares of common stock.
               -----------------------------------------------------------------
                         SHARED VOTING POWER
    OWNED BY        8
                         See response to Row 7.
               -----------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                    9
      EACH               3,672,670 shares of common stock, except that Mallya
                         may be deemed to have shared power to dispose of these
                         shares because UBA is owned by a foreign corporation,
                         the shares of which are controlled by fiduciaries who
                         may exercise discretion in favor of Mallya amongst
   REPORTING             others.  The 3,672,670 shares include 601,486 shares
                         that are issuable upon the conversion of the principal
                         amount, together with accrued but unpaid interest, of
                         the convertibles notes issued to UBA.  Additional
     PERSON              convertible notes may be issued in favor of UBA which,
                         if issued, would be convertible into up to an
                         additional 222,370 shares of common stock.
               -----------------------------------------------------------------
      WITH               SHARED DISPOSITIVE POWER
                   10
                         See response to row 9.
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11   3,672,670 shares
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12   N.A.                                                                    [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   59.9%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14   CO
--------------------------------------------------------------------------------

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     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Dr. Vijay Mallya ("Mallya")
     N.A.
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                        (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------------------------
     SOURCE OF FUNDS*
4    OO
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(E)
5    N.A.                                                                    [_]
--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6    India
--------------------------------------------------------------------------------
                         SOLE VOTING POWER
   NUMBER OF        7
                         0
               -----------------------------------------------------------------
                         SHARED VOTING POWER
     SHARES         8
                         3,672,670 shares of common stock, all of which are
                         directly owned by UBA. Mallya may be deemed to be a
                         beneficial owner of UBA because UBA is owned by a
                         foreign corporation, the shares of which are controlled
  BENEFICIALLY           by fiduciaries who may exercise discretion in favor of
                         Mallya amongst others. Accordingly, Mallya may be
                         deemed to have shared power to vote these shares The
                         3,672,670 shares include 601,486 shares that are
                         issuable upon the conversion of the principal amount,
    OWNED BY             together with accrued but unpaid interest, of the
                         convertibles notes issued to UBA. Additional
                         convertible notes may be issued in favor of UBA which,
                         if issued, would be convertible into up to an
                         additional 222,370 shares of common stock.
      EACH
               -----------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                    9
                         0
   REPORTING   -----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                   10
                         3,672,670 shares of common stock, all of which are
     PERSON              directly owned by UBA. Mallya may be deemed to be a
                         beneficial owner of UBA because UBA is owned by a
                         foreign corporation, the shares of which are controlled
                         by fiduciaries who may exercise discretion in favor of
      WITH               Mallya amongst others. Accordingly, Mallya may be
                         deemed to have shared power to dispose of these shares
                         The 3,672,670 shares include 601,486 shares that are
                         issuable upon the conversion of the principal amount,
                         together with accrued but unpaid interest, of the
                         convertibles notes issued to UBA. Additional
                         convertible notes may be issued in favor of UBA which,
                         if issued, would be convertible into up to an
                         additional 222,370 shares of common stock.
--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12   3,672,670 shares
--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12   N.A.                                                                    [_]
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13   59.9%
--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*
14   CO
--------------------------------------------------------------------------------

United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Dr. Vijay Mallya ("Mallya") hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, No. 2, No. 3, No. 4, and No. 5 (collectively, the "Schedule 13d"), filed with the Securities and Exchange Commission with respect to certain shares of common stock ("Common Stock"), no par value, and certain convertible notes of Mendocino Brewing Company, Inc. (the "Issuer"), as follows:


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     A new fifth paragraph is added to Item 3 to read, in its entirety, as follows:

     At a regularly scheduled meeting of the Board of Directors of the Issuer, the Reporting Person agreed to increase the maximum amount of the existing credit facility from $800,000 to $1,200,000. All of the other terms and conditions of the credit facility shall remain the same, and a copy of the First Amendment to Master Loan Agreement is attached hereto. On September 7, 1999, October 21, 1999, November 12, 1999, December 17, 1999, December 31, 1999,
February 15, 2000, February 16, 2000 and April 28, 2000 the Issuer made draws of the credit facility in the amounts of $280.064.88, $25,000, $100,000, $150,000,
$10,062, $100,000, $50,000 and $151,317.59, respectively. Accrued but unpaid interest on such draws totals $35,784.58 as of April 30, 2000. Accordingly, the aggregate amount drawn on the credit facility, together with accrued interest thereon, is equal to $902,229.05, which corresponds to the right to acquire up to 601,486 shares of Common Stock at a conversion price of $1.50 per share. Any accrued but unpaid interest is also convertible into Common Stock at the conversion price of $1.50 per share.


ITEM 4. PURPOSE OF TRANSACTION

A new final paragraph is added to Item 4 to read as follows:

     On March 29, 2000, the Issuer announced that it intends to enter into a transaction with an entity affiliated with Mallya. Pursuant to the terms of the transaction, the Issuer will acquire UBSN Ltd., a United Kingdom corporation by acquiring all of the issued and outstanding shares of United Breweries International UK, Ltd. ("UBI UK, Ltd."), which is the parent company of UBSN Ltd. In the transaction, the Issuer has offered to issue approximately 5,500,000 shares of common stock in exchange for the shares of UBI UK, Ltd.
Upon the closing of the transaction, UBI UK Ltd. will become a wholly-owned subsidiary of the Issuer. The closing of the transaction is expected to occur in late June 2000, or as soon thereafter as the various conditions to closing have been satisfied or waived. The transaction described above is a related party transaction because the corporation that owns all of the shares of UBI UK, Ltd. is held by a trust, which is controlled by fiduciaries who may exercise discretion in favor of Mallya, amongst others.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The first paragraph of Item 5(a) is hereby amended, in its entirety, to read as follows:

     (a) See responses to Rows 7, 8, 9, and 10 for each of the Reporting Person and Mallya. As of April 30, 2000, Mallya may be deed to be the beneficial owner of 3,672,670 shares of Common Stock because approximately 91.5% of the Reporting Person is owned by a foreign corporation, the shares of which are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 3,672,670 shares constitutes approximately 59.9% of the outstanding Common Stock. If the Issuer draws on the entire amount of the credit facility, assuming no additional accruals or interest, the Reporting Person would be the beneficial owner of an additional 222,370 shares of Common Stock, constituting, in aggregate, of approximately 61.3% of the outstanding Common Stock. Mallya may be deemed to have a shared power to vote and dispose of all of these shares.

     (c)  See response to Item 3.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.  First Amendment to Master Loan Agreement dated as of April 28, 2000.
     2. Convertible Note dated September 7, 1999 in the principal amount of $280,064.88
     3.  Convertible Note dated October 21, 1999 in the principal amount of
         $25,000
     4. Convertible Note dated November 12, 1999 in the principal amount of $100,000
     5. Convertible Note dated December 17, 1999 in the principal amount of $150,000
     6. Convertible Note dated December 31, 1999 in the principal amount of $10,062
     7. Convertible Note dated February 15, 2000 in the principal amount of $100,000
     8. Convertible Note dated February 16, 2000 in the principal amount of $50,000
     9. Convertible Note dated April 28, 2000 in the principal amount of $151,317.59

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2000                      UNITED BREWERIES OF AMERICA, INC.
-----------------------



                                    By:  /s/ Vijay Mallya
                                        ---------------------------------------
                                    Name:  Dr. Vijay Mallya
                                    Title: Chairman and Chief Executive Officer


                                    DR. VIJAY MALLYA

                                           /s/ Vijay Mallya
                                    -----------------------------------
                                              Dr. Vijay Mallya


 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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
                                                                                                   Found on
                                                                                                 Sequentially
Exhibit No.                                                                                     Numbered Pages
-----------                                                                                     --------------
Exhibit 1.    First Amendment to Master Loan Agreement dated as of April 28, 2000.                      7
Exhibit 2.    Convertible Note dated September 7, 1999 in the principal amount of $280,064.88           8
Exhibit 3.    Convertible Note dated October 21, 1999 in the principal amount of $25,000               12
Exhibit 4.    Convertible Note dated November 12, 1999 in the principal amount of $100,000.            16
Exhibit 5.    Convertible Note dated December 17, 1999 in the principal amount of $150,000.            20
Exhibit 6.    Convertible Note dated December 31, 1999 in the principal amount of $10,062.             24
Exhibit 7.    Convertible Note dated February 15, 2000 in the principal amount of $100,000.            28
Exhibit 8.    Convertible Note dated February 16, 2000 in the principal amount of $50,000              32
Exhibit 9.    Convertible Note dated April 28, 2000 in the principal amount of $151,317.59             36